Via Facsimile and U.S. Mail
Mail Stop 6010

December 16, 2008

George J. Vergis, Ph.D.
President and Chief Executive Officer
Neose Technologies, Inc.
102 Rock Road
Horsham, Pennsylvania
19044

      Re: Neose Technologies, Inc.
             Proxy Statement on Form PRER14A
             Filed December 12, 2008
             File No. 000-27718

Dear Dr. Vergis:

      We have completed our review of your Proxy Statement on Form
PRER14A and have no further comments at this time.

                        Sincerely,

                        Jeffrey Riedler,
                        Assistant Director

CC: Steve Abrams
        Mark Flanagan
        Pepper Hamilton, LLP
        3000 Two Logan Square
        Eighteenth and Arch Streets
        Philadelphia, PA 19103-2799